UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue, New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100

1.	Names of Reporting Persons. QVT Financial LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03879J100

1.	Names of Reporting Persons. QVT Financial GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 03879J100

1.	Names of Reporting Persons. QVT Fund V LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03879J100

1.	Names of Reporting Persons. QVT Associates GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 to Schedule 13D amends and supplements Items 4 and 5 of the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on March 16, 2015 (the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Persons are filing this Amendment No. 1 to Schedule 13D as a result of changes to Roivant’s internal governance structure, effective December 8, 2015, as a result of which the Reporting Persons no longer may be deemed to beneficially own Common Shares. Previously, voting and dispositive decisions by Roivant, the direct holder of 16,013,540 Common Shares, required unanimous approval by the three directors of Roivant, including the director appointed by an affiliate of the Fund. Following the above-referenced changes, unanimous approval is no longer required. Accordingly, the Reporting Persons no longer may be deemed to beneficially own the Common Shares owned by Roivant.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

An affiliate of the Fund has the power to appoint a director of Roivant. As such, the Fund has appointed Dr. Keith Manchester, the Head of Life Sciences and a Portfolio Manager at QVT Financial, as a director of Roivant. Roivant owns 16,013,540 Common Shares. However, the Fund and the Reporting Persons no longer may be deemed to beneficially own the Common Shares owned by Roivant, insofar as voting and dispositive decisions of Roivant no longer require unanimous approval by the three directors of Roivant, as discussed in Item 4.

Dr. Manchester also serves as a director of the Issuer. Dr. Manchester holds 62,415 stock options for Common Shares awarded to him, which he holds for the benefit of certain funds under the management of QVT Financial, including the Fund.

Each of the Covered Persons, Reporting Persons and Dr. Manchester disclaim beneficial ownership of the Common Shares owned by Roivant.

(c) The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. The Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d) Not applicable.

(e) December 8, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

QVT FINANCIAL LP			QVT FUND V LP

By:	QVT Financial GP LLC, its General Partner		By:	QVT Associates GP LLC, its General Partner

By:	/s/ Arthur Chu		By:	/s/ Arthur Chu
	Name:	Arthur Chu		Name:	Arthur Chu
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Tracy Fu		By:	/s/ Tracy Fu
	Name:	Tracy Fu		Name:	Tracy Fu
	Title:	Managing Member		Title:	Managing Member

QVT FINANCIAL GP LLC			QVT ASSOCIATES GP LLC

By:	/s/ Arthur Chu		By:	/s/ Arthur Chu
	Name:	Arthur Chu		Name:	Arthur Chu
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Tracy Fu		By:	/s/ Tracy Fu
	Name:	Tracy Fu		Name:	Tracy Fu
	Title:	Managing Member		Title:	Managing Member